                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                             Alberto-Culver Company
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                                (Name of Issuer)

                 Class A Common Stock, $.22 par value per share
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                         (Title of Class of Securities)

                                    013068200
                      -------------------------------------
                                 (CUSIP Number)

                           Marshall E. Eisenberg, Esq.
                            Neal, Gerber & Eisenberg
                            Two North LaSalle Street
                                   Suite 2200
                             Chicago, Illinois 60602
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 3, 1998
                      -------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 5 Pages

-------------------                                           -----------------
CUSIP NO. 013068200                    13D                    Page 2 of 5 Pages
-------------------                                           -----------------

--------------------------------------------------------------------------------
     1      NAME OF REPORTING PERSON
            S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Marshall E. Eisenberg, not individually but solely as co-trustee of the CLB GRAT, u/a/d 9/15/93
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     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

                                                                      (a)  [ ]
                                                                      (b)  [ ]
--------------------------------------------------------------------------------
     3      SEC USE ONLY

--------------------------------------------------------------------------------
     4      SOURCE OF FUNDS (See Instructions)

                Not applicable.
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     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                             [ ]

--------------------------------------------------------------------------------
     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                U.S. Citizen
--------------------------------------------------------------------------------
            NUMBER       7      SOLE VOTING POWER

          OF SHARES                 0
                         -------------------------------------------------------
         BENEFICIALLY    8      SHARED VOTING POWER

           OWNED BY                 0
                         -------------------------------------------------------
             EACH        9      SOLE DISPOSITIVE POWER

          REPORTING                 0
                         -------------------------------------------------------
            PERSON       10     SHARED DISPOSITIVE POWER

             WITH                   0
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                0
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)
                                                                           [ ]
--------------------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11).

                0
--------------------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

                IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITIES AND ISSUER.

Title of Class of Securities:       Class A Common Stock, $.22 par value per
                                    share

Name and Address of Issuer:         Alberto-Culver Company (the "Company")
                                    2525 Armitage Avenue
                                    Melrose Park, IL 60160

ITEM 2.  IDENTITY AND BACKGROUND.

(a)      Name of Person Filing:     Marshall E. Eisenberg, not individually but
                                    solely as co-trustee of the CLB GRAT, u/a/d
                                    9/15/93 (the "Trust")

(b)      Address:                   c/o Neal, Gerber & Eisenberg
                                    Two North LaSalle Street, Suite 2200
                                    Chicago, Illinois 60602

(c)      Principal Business:        Mr. Eisenberg, an individual, is a partner
                                    in the law firm of Neal, Gerber &
                                    Eisenberg, Chicago, Illinois

(d)      Prior Criminal
         Convictions:               None

(e)      Prior Civil Proceedings
         With Respect to Federal
         or State Securities Law:   None

(f)      Place or Organization      U.S. Citizen


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4.  PURPOSE OF TRANSACTION.

         Prior to November 3, 1998, Mr. Eisenberg, together with co-trustee Carol L. Bernick, shared the power to vote and dispose of the securities held by the Trust. On November 3, 1998, Mr. Eisenberg resigned as co-trustee of the Trust. As a result of his resignation, as of November 3, 1998, Mr. Eisenberg ceased to beneficially own any of the Company's securities. Mr. Eisenberg's resignation as co-trustee of the Trust was not undertaken for purposes of effecting any of the actions listed in this item.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         As of November 3, 1998, Mr. Eisenberg ceased to beneficially own any of the Company's securities.


                                Page 3 of 5 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

                                Page 4 of 5 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  January 10, 2000

Signature:    /s/ Marshall E. Eisenberg
              -------------------------------

Name/Title:       Marshall E. Eisenberg, not individually but solely as
                  co-trustee of the Trust



                                Page 5 of 5 Pages